August 15, 2025

Thomas F. Lesinski
Chief Executive Officer and Director
National CineMedia, Inc.
6300 S. Syracuse Way, Suite 300
Centennial, Colorado 80111

       Re: National CineMedia, Inc.
           Registration Statement on Form S-3
           Filed August 5, 2025
           File No. 333-289259
Dear Thomas F. Lesinski:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Kevin Greenslade